TransAlta Closes $165 Million Sale of Preferred Shares

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

CALGARY, Alberta August 15, 2014 – TransAlta Corporation (TSX:TA) (NYSE:TAC) today announced it has completed its public offering (the “Offering”) of 6,600,000 Cumulative Redeemable Rate Reset First Preferred Shares, Series G (the “Series G Shares”) at a price of $25.00 per Series G Share.

The Offering, previously announced on August 6, 2014, includes the partial exercise of the underwriters’ option of an additional 600,000 Series G Shares for proceeds of an additional $15 million bringing the aggregate gross proceeds of the Offering to $165 million. The net proceeds of the Offering will be used for general corporate purposes in support of our business, to reduce short term indebtedness and to fund capital investments of the Corporation and its affiliates.

The Series G Shares were offered to the Canadian public through a syndicate of underwriters led by RBC Capital Markets, CIBC and Scotiabank by way of a prospectus supplement that was filed on August 8, 2014 with securities regulatory authorities in Canada under TransAlta’s short form base shelf prospectus dated December 9, 2013.

Holders of Series G Shares are entitled to receive a cumulative quarterly fixed dividend yielding 5.30% annually for the initial period ending September 30, 2019. Thereafter, the dividend rate will be reset every five years at a rate equal to the 5-year Government of Canada bond yield plus 3.80%. Holders of Series G Shares will have the right, at their option, to convert their Series G shares into Cumulative Redeemable Floating Rate First Preferred Shares, Series H (the “Series H Shares”), subject to certain conditions, on September 30, 2019 and on September 30 every five years thereafter. Holders of Series H Shares will be entitled to receive cumulative quarterly floating dividends at a rate equal to the three-month Government of Canada Treasury Bill yield plus 3.80%. The Series G Shares are listed on the Toronto Stock Exchange under the ticker symbol TA.PR.J.

About TransAlta:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

Forward-Looking Statements:

This news release contains forward-looking statements relating to the public offering of the Series G Shares, the use of the net proceeds therefrom and the conversion of the Series H Shares.  These statements are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual plans, actions and results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include, but are not limited to, pricing in the market place, regulatory developments and changes in general economic conditions. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information:

Investor inquiries:	North American Media inquiries:
Brent Ward	Stacey Hatcher
Director, Corporate Finance and Investor Relations	Manager, Communications
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-216-2242
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540
ta_media_relations@transalta.com